Exhibit 21

Subsidiaries of China Power Technology, Inc.

Name of Subsidiary	Jurisdiction of Organization	% Owned
China Niceview Power Technology Limited	British Virgin Islands	100%
Hong Kong Niceview Power Technology Co., Limited	Hong Kong	100%
Kaifeng Nice View Power Technology Co., Ltd.	PRC	100%
Henan Kaifeng Desheng Boiler Co., Ltd.	PRC	100%
Henan Desheng Boiler Installation Co., Ltd.	PRC	100%
Shandong Fuyuan Equipment Installation Co., Ltd.	PRC	60%